UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

FERRO CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))
6.50% Convertible Senior Notes Due 2013
(Title of Class of Securities)
315405AL4
(CUSIP Number of Class of Securities)
Thomas R. Miklich
Vice President and Chief Financial Officer
Ferro Corporation
1000 Lakeside Avenue
Cleveland, Ohio 44114
(216) 641-8580
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:

Mark H. Duesenberg	Christopher M. Kelly
Vice President, General Counsel and Secretary	Michael J. Solecki
Ferro Corporation	Jones Day
1000 Lakeside Avenue	901 Lakeside Avenue
Cleveland, Ohio 44114	Cleveland, Ohio 44114
Phone: (216) 641-8580	Phone: (216) 586-3939
Fax: (216) 579-0212
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$177,675,000(1)	$12,668.23(2)

(1)	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the transaction valuation was calculated based on the purchase of $172,500,000 aggregate principal amount of the issuer’s 6.50% Convertible Senior Notes due 2013 at the tender offer price of $1,030 per $1,000 principal amount of such Convertible Notes.

(2)	The amount of the filing fee was calculated at a rate of $71.30 per $1,000,000 of transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,668.23	Filing Party: Ferro Corporation
Form or Registration No.: Schedule TO/A	Date Filed: August 5, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

Items 1, 4(a), 7 and 11
Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX
Exhibit (a)(5)(v)
AMENDMENT NO. 4 to SCHEDULE TO
     This Amendment No. 4 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”) originally filed with the Securities and Exchange Commission on July 27, 2010 by Ferro Corporation, an Ohio corporation (the “Company”). The Schedule TO relates to the offer by the Company to purchase any and all of its issued and outstanding 6.50% Convertible Senior Notes due 2013 (the “Convertible Notes”). The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 27, 2010, as amended and restated by Supplement No. 1 to the Offer to Purchase dated August 5, 2010 (as it may be amended and restated from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, as amended and restated by Amendment No. 2 to the Schedule TO dated August 16, 2010 (as it may be amended and restated from time to time, the “Letter of Transmittal,” and collectively with the Offer to Purchase, the “Offer Documents”). Copies of the Offer Documents are attached to this Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii), (a)(1)(iii) and (a)(1)(iv).
     The purpose of this Amendment is to amend and supplement the Schedule TO to report the final results of the offer to purchase the Convertible Notes.

Items 1, 4(a), 7 and 11.
Items 1, 4(a), 7 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:
“The Tender Offer expired at midnight, New York City time, on August 30, 2010 (the “Expiration Time”). As of the Expiration Time, $100,504,000 in aggregate principal amount of the Convertible Notes, representing approximately 58% of the outstanding Convertible Notes, were validly tendered and not validly withdrawn pursuant to the Tender Offer. The Company has accepted for purchase all of the Convertible Notes that were validly tendered and not validly withdrawn at or prior the Expiration Time.
As previously announced by the Company, the purchase price per $1,000 principal amount of Convertible Notes validly tendered and accepted for purchase pursuant to the Tender Offer is $1,030. Holders also received accrued and unpaid interest to, but not including, the payment date on Convertible Notes that were validly tendered and accepted for purchase.”
Item 12. Exhibits.
Item 12 is hereby amended and supplemented to add the following:

(a)(5)(v)	Press Release announcing the expiration and final results of the Tender Offer, dated August 31, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FERRO CORPORATION
By:	/s/ Thomas R. Miklich
	Name:	Thomas R. Miklich
	Title:	Vice President and Chief Financial Officer

Dated: August 31, 2010

EXHIBIT INDEX

(a)(1)(i)*	Offer to Purchase, dated July 27, 2010.

(a)(1)(ii)*	Form of Letter of Transmittal (including Form W-9).

(a)(1)(iii)*	Supplement No. 1 to Offer to Purchase, dated August 5, 2010.

(a)(1)(iv)*	Amended and Restated Form of Letter of Transmittal (including Form W-9).

(a)(5)(i)*	Press Release, dated July 27, 2010.

(a)(5)(ii)*	Press Release, dated August 5, 2010.

(a)(5)(iii)*	Press Release announcing extension of the Tender Offer, dated August 23, 2010.

(a)(5)(iv)*	Press Release announcing the satisfaction of the New Notes Condition and the Credit Facility Condition, dated August 24, 2010.

(a)(5)(v)	Press Release announcing the expiration and final results of the Tender Offer, dated August 31, 2010.

(b)(1)	Third Amended and Restated Credit Agreement, dated August 24, 2010, by and among Ferro Corporation, the various financial institutions from time to time party thereto and PNC Bank, National Association, JPMorgan Chase Bank, N.A. and Bank of America, N.A. as agents. (Reference is made to Exhibit 10.1 to Ferro Corporation’s Current Report on Form 8-K, filed August 24, 2010 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(b)(2)	Form of Indenture, by and between the Company and Wilmington Trust FSB. (Reference is made to Exhibit 4.1 to Ferro Corporation’s Registration Statement on Form S-3, filed July 27, 2010 (Registration Statement No. 333-168324), which Exhibit is incorporated here by reference.)

(b)(3)	Form of First Supplemental Indenture, by and between the Company and Wilmington Trust FSB, governing the Company’s 7.875% Senior Notes due 2018 (including form of Note). (Reference is made to Exhibit 4.1 to Ferro Corporation’s Current Report on Form 8-K, filed August 24, 2010 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(1)	Senior Indenture, dated as of March 5, 2008, by and between Ferro Corporation and U.S. Bank National Association. (Reference is made to Exhibit 4.5 to Ferro Corporation’s Registration Statement on Form S-3, filed March 5, 2008 (Registration Statement No. 333-149559), which Exhibit is incorporated here by reference.)

(d)(2)	First Supplemental Indenture, dated August 19, 2008, by and between Ferro Corporation and U.S. Bank National Association (with Form of 6.50% Convertible Senior Note due 2013). (Reference is made to Exhibit 4.2 to Ferro Corporation’s Current Report on Form 8-K, filed August 19, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(3)	Ferro Corporation Employee Stock Option Plan. (Reference is made to Exhibit 10.1 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(4)	Ferro Corporation 2003 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.16 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(5)	Form of Terms of Incentive Stock Option Award Grants under the Ferro Corporation 2003 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.17 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(6)	Form of Terms of Performance Share Awards under the Ferro Corporation 2003 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.18 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(7)	Ferro Corporation 2006 Long-Term Incentive Plan (Reference is made to Exhibit 10.01 to Ferro Corporation’s Current Report on Form 8-K, filed November 8, 2006 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(8)	Form of Terms of Incentive Stock Option Award Grants under the Ferro Corporation 2006 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.20 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(9)	Form of Terms of Nonstatutory Stock Option Grants under the Ferro Corporation 2006 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.21 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008, which Exhibit is incorporated here by reference.)

(d)(10)	Form of Terms of Performance Share Awards under the Ferro Corporation 2006 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.22 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(11)	Form of Terms of Restricted Share Awards under the Ferro Corporation 2006 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.23 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(12)	Form of Terms of Deferred Stock Unit Awards under the Ferro Corporation 2006 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.24 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(13)	Ferro Corporation 2010 Long-Term Incentive Plan (Reference is made to Exhibit 10.1 to Ferro Corporation’s Current Report on Form 8-K, filed May 6, 2010 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

*   Previously filed